ARD ADZ' SALE IS LIVE

Under embargo until 3/31

Video Direction: (duration 45 secs)
https://twitter.com/opulousapp/status/1456260160620417037

BEGIN: (est. duration 60 secs.)

IT'S LIVE – You can now buy our ALL NEW, EXCLUSIVE Music S-NFT!

TEXT OVERLAY: IT'S LIVE…YOU CAN NOW BUY…MUSIC S-NFT
IMAGES/VIDEO: Opulous NFT image on flickering blue/black background in brand colors.
MUSIC: Stock music similar to the announcement video

We're proud to team up with UK RAP HEAVYWEIGHT ARD ADZ to bring you a LIMITED DROP OF MUSIC S-NFTs for his upcoming single "PATEK MYSELF."

TEXT OVERLAY: ARD ADZ…LIMITED DROP
IMAGES/VIDEO: Clip 1:47- 1:52 fades out into "Patek Myself" Single Image (similarly done to existing Ard Adz video.)
MUSIC:

Hailing from London's famed Brixton rap scene, Ard Adz is blazing trails as an independent artist in the music industry. With over 100M streams worldwide and his viral YouTube video, "Habibti," Ard Adz has enjoyed astronomical numbers across streaming platforms.

TEXT OVERLAY: ARD ADZ IS BLAZING TRAILS..100M STREAMS
IMAGES/VIDEO: Clip 0:39 - 0:55+ (adjust as needed)
MUSIC:

Now with "Patek Myself," it's your chance to own a piece of the music.

TEXT OVERLAY: OWN A PIECE OF THE MUSIC
IMAGES/VIDEO: Fade-in Clip 3:06 - 3:09
MUSIC:

And if you haven't heard – along with our S-NFT sale, we've dropped our VERY FIRST GENERATIVE ARTWORK COLLECTION, which comes fully loaded with incredible perks!

TEXT OVERLAY: FIRST GENERATIVE ARTWORK COLLECTION…INCREDIBLE PERKS
IMAGES/VIDEO: New Ard Adz artwork NFTs
MUSIC:

We're offering 192 one-of-a-kind NFTs from the Ard Adz NFT Collection exclusively during this sale. NFTs will be provided on a first-come-first-serve basis, offering amazing perks like studio session hangouts, Zoom calls, tickets to headline shows, customized speakers, and MORE! Join now before they're gone!

TEXT OVERLAY: EXCLUSIVE ONE-OF-A-KIND NFTs…AMAZING PERKS…STUDIO HANGOUTS…ZOOM CALLS…CONCERT TICKETS…CUSTOMIZED SPEAKERS
IMAGES/VIDEO:
MUSIC:

Available now at Wefunder.com

TEXT OVERLAY: Available now at www.wefunder.com + their logo
IMAGES/VIDEO: Nice effects fading to black screen
MUSIC:

Brought to you by Opulous.
(our usual outro + social handles)

END.